McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

March 9, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief

Accountant

Re: Pediatric Services of America, Inc. – SEC File No. 000-23946

Dear Mr. Rosenberg:

On behalf of our client, Pediatric Services of America, Inc., we are responding to your letter dated February 23, 2006 (the “Comment Letter”). For convenience of reference, each comment contained in the Comment Letter appears directly above our corresponding response. Please note that references to “our,” “we” and the “Company” refer to Pediatric Services of America, Inc.

September 30, 2005 Form 10-K, filed December 14, 2005

Item 1: Description of Business-Billing and Collection, page 10

Comment No. 1

We believe your disclosures regarding revenues could be improved. Please provide us the following information in a disclosure-type format:

a.	Whether your billing system generates contractual adjustments based on fee schedules of the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

Response: Substantially all of our reimbursement arrangements are fee for service. We derive substantially all of our net revenue from patients who have a third party payor (insurance company or government), who has either contractually agreed to pay the patient’s account or is obligated to pay based on the patient’s participation in its program (i.e. Medicare or Medicaid). Revenues are recorded based on estimated net realizable amounts to be received for products or services rendered during the period. The Company’s accounting system is programmed to calculate the expected reimbursement to be received on a patient-by-patient basis, based on the type of payor and the contractual terms of the payor or pre-negotiated reimbursement rates. The Company’s accounting system is updated as changes occur to reimbursement rates.

The aforementioned information will be included in the Company’s Form 10-K for the year ending September 30, 2006 under “Item 1 – Business” and in the Company’s Form 10-Q for the period ending March 31, 2006 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Refer to Exhibit A and Exhibit B attached hereto for complete revised disclosures.

b.	Your policy for collecting co-payments.

Response: In most cases the third party payor will not pay the entire bill and the patient becomes responsible for the portion not paid by the third party payor (i.e. a co-payment or deductible). Once the insurance company or other third party has paid its portion of such patient’s bill, the patient becomes responsible for the remainder of the bill. After payment has been received from the respective third party, a patient receives monthly statements from the Company. On a monthly basis, the Company assesses collectibility of all its patients’ accounts receivable based on historical experience and emerging trends.

The aforementioned information will be included in the Company’s Form 10-K for the year ending September 30, 2006 under “Item 1 – Business” and in the Company’s Form 10-Q for the period ending March 31, 2006 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Refer to Exhibit A and Exhibit B attached hereto for complete revised disclosures.

c.	Your days sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.

Response: The following table summarizes the Company’s days sales outstanding (DSO) as of the dates indicated:

	As of September 30,
	2005	2004
Days sales outstanding (calculated on year to date revenue)	56	64

The Company’s current year days sales outstanding decreased from the prior year because of improved collections from Georgia Medicaid. As previously discussed in the Company’s prior SEC filings, Georgia Medicaid had significant problems “going live” with its new Multi Health Network system. Some of the problems were corrected during fiscal 2005 which improved our DSO. In addition, many payors were not compliant with HIPAA rules by the mandated implementation date of October 16, 2003. This negatively impacted our DSO during fiscal 2004. During fiscal 2005, many payors became compliant with the standard electronic billing requirements of HIPAA and, as a result, the Company’s cash collections improved.

The aforementioned information will be disclosed in the Company’s Form 10-K for the year ending September 30, 2006 under “Item 1 – Business” and in the Company’s Form 10-Q for the period ending March 31, 2006 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Refer to Exhibit A and Exhibit B attached hereto for complete revised disclosures.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 29-30

Comment No. 2

We believe that your disclosure as it relates to contractual adjustments and receivables could be improved. Please provide us the following information in disclosure-type format:

•	For each period presented, the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for fiscal 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal 2004 and the amount of the new estimate or settlement amount that was recorded in fiscal 2005.

Response: As discussed in our response to Comment (1a) above, the Company’s accounting system is programmed to calculate the expected reimbursement to be received on a patient-by-patient basis, based on the type of payor and the contractual terms of the payor or pre-negotiated reimbursement rates. As such, the changes in estimates of prior period contractual adjustments are not expected to be significant. For the year ended September 30, 2005, changes in estimates of prior period contractual adjustments were less than one half of one percent of net patient revenue for the respective period. The Company believes that such amounts are not material for disclosure. In the future, the Company will continue to assess whether such amounts require disclosure.

•	Quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Response: As discussed in our response to Comment (1a) above, substantially all of our reimbursement arrangements are fee for service and as such, we do not have a large volume of unsettled matters with third party payors. However, due to the nature of the healthcare industry and the reimbursement environment in which we operate, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for services from certain payors, adjustments to amounts originally recorded may occur.

For any unsettled matters that do arise, we will include the appropriate disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Contingent Liabilities and Commitments” and in our “Critical Accounting Policies” beginning in our Form 10-Q for the period ending March 31, 2006 and in our Form 10-K for the year ending September 30, 2006. Refer to Exhibit B attached hereto for the proposed revised disclosure in its entirety.

•	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response: The following table provides a comparison of the approximate percentages of our aging of net accounts receivable by payor for the years ended September 30, 2005 and 2004:

	September 30, 2005
	0-120 days	121-180 days	181-240 days	241-365 days	>365 days	Total
Commercial and contract insurance	30.9%	3.3%	1.9%	1.9%	0.6%	38.6%
Medicaid	24.2%	2.4%	1.4%	1.5%	1.0%	30.5%
Medicare	4.5%	0.7%	0.3%	0.3%	0.0%	5.8%
Private pay	2.3%	0.9%	0.9%	1.4%	0.6%	6.1%
Unbilled	18.0%	0.6%	0.2%	0.1%	0.1%	19.0%

Total net accounts receivable	79.9%	7.9%	4.7%	5.2%	2.3%	100.0%

	September 30, 2004
	0-120 days	121-180 days	181-240 days	241-365 days	>365 days	Total
Commercial and contract insurance	29.5%	3.9%	2.3%	2.8%	1.0%	39.5%
Medicaid	23.5%	2.6%	2.0%	2.6%	2.2%	32.9%
Medicare	5.4%	0.6%	0.5%	0.5%	0.0%	7.0%
Private pay	1.9%	0.7%	0.7%	1.2%	0.2%	4.7%
Unbilled	14.7%	0.7%	0.3%	0.1%	0.1%	15.9%

Total net accounts receivable	75.0%	8.5%	5.8%	7.2%	3.5%	100.0%

The aforementioned information will be substantially disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning in our Form 10-Q for the period ending March 31, 2006 and in our Form 10-K for the year ending September 30, 2006. Refer to Exhibit B attached hereto for the proposed revised disclosure in its entirety.

•	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and provide the historical percentage of amounts that get reclassified into self-pay.

Response: Providers of health care services typically incur balances in patient accounts that are pending approval from third party payors when products and services are provided prior to a patient becoming qualified for third party coverage. The Company’s policy is to verify all patients’ eligibility with third party payors prior to providing services or products. Therefore, the Company does not typically incur an account balance for patients that are awaiting approval of third party coverage.

On occasion, subsequent to providing services or products to a patient, we determine that for various reasons a patient does not qualify or no longer qualifies for third party coverage. When it is determined that a patient does not qualify or no longer qualifies for third party coverage, we evaluate the account for collectibility. Write-offs related to patients who we initially believed had third party coverage, but were subsequently determined to either not have or no longer qualified for third party coverage, as a percentage of net patient service revenue, were less than one half of one percent for the year ended September 30, 2005. The Company believes that such amounts are not material for disclosure. The Company will continue to assess whether such amounts in the future will require disclosure.

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

Comment No. 3

3. Please tell us if the travel, auto and equipment leases expenses and delivery charges classified as Other Operating Costs and Expenses in your Consolidated Statements of Operations relate directly to the delivery of home nursing care. Tell us the nature and amount of these expenses for each period presented. Explain to us your rationale for including them in Other Operating Costs and Expenses.

Response: A portion of the Company’s travel, auto, equipment leases and delivery charges are directly related to the delivery of Nursing, PPEC and RTES patient care. The Company discloses in its significant accounting policies those expenses that are classified as Cost of Goods and Services as well as those classified as Other Operating Costs and Expenses. The Company’s accounting policy states: Cost of Goods and Services consists primarily of branch office nursing compensation and benefits and costs of medical equipment, pharmaceuticals and related supplies. Other Operating Costs and Expenses include branch office administrative and marketing compensation and benefits, allocated business insurance costs and overhead costs. Allocated business insurance costs include the premiums and/or estimated loss funds for the following insurance programs: Property/Boiler; Professional/General Liability; Workers’ Compensation; Business Automobile; Crime; Fiduciary Liability and Directors and Officers. The majority of the overhead costs include facility costs, printing, advertising, postage, office supplies, travel, auto and equipment leases and expenses, and delivery charges.

Management, including the Chief Operating Decision Maker (“CODM”), reviews branch office financial results with the aforementioned cost classification for Cost of Goods and Services and Other Operating Costs and Expenses as disclosed in its segment footnote. The following is excerpted from the most recent fiscal year ended September 30, 2005 segment footnote disclosure:

			Respiratory Therapy, Equipment and Services
	Nursing	PPEC		Consolidated Total
Year Ended September 30, 2005

Net revenue	$103,529,395	$10,617,095	$58,036,120	$172,182,610

Costs of goods and services

Nursing and therapist salaries, wages, benefits and supplies	67,543,899	575,821	1,020,975	69,140,695
Pharmacy product and supplies	—	860	6,229,998	6,230,858
Disposables/Supplies	42,755	31,947	11,982,006	12,056,708

Total cost of goods and services	67,586,654	608,628	19,232,979	87,428,261
Other operating costs and expenses
Administrative and marketing salaries, wages and benefits	13,811,475	5,725,453	16,185,175	35,722,103
Business Insurance	3,800,614	364,024	1,962,995	6,127,633
Overhead	5,354,522	1,628,397	7,454,409	14,437,328

Total other operating costs and expenses	22,966,611	7,717,874	25,602,579	56,287,064

Provision for doubtful accounts	704,524	(25,443)	2,219,117	2,898,198
Depreciation	182,049	188,137	2,981,491	3,351,677

Branch office contribution margin	$12,089,557	$2,127,899	$7,999,954	$22,217,410

The Company does not provide a calculated gross margin on its consolidated statement of operations and only provides operating loss (income) after all operating costs and expenses. Although the Company maintains records for travel, auto, equipment leases and delivery charges included in Other Operating Costs and Expenses, it does not further segregate what portion of these costs relate directly to patient care. In future filings, the Company’s segment footnote will separately disclose in Other Operating Costs and Expenses the types of costs that are not allocated between Cost of Goods and Services and Other Operating Costs and Expenses. The following table disaggregates the overhead cost components as requested in your letter (in thousands):

	Year Ended September 30,
	2005	2004	2003
Travel	295	390	307
Auto gas, mileage and repairs	1,953	1,853	1,264
Auto leases	811	689	505
Delivery charges	1,028	1,014	980

	4,087	3,946	3,056

Comment No. 4

4. Since you do not include depreciation of rental equipment in cost of sales, refer to SAB Topic 11:B and provide us, in disclosure-type format, the information required by the SAB.

Response: The Company will add the following parenthetical disclosure beginning with its Quarterly Report on Form 10-Q for the period ending March 31, 2006:

“Cost of goods and services (exclusive of depreciation shown separately below)”

Consolidated Statements of Cash Flows, page 51

Comment No. 5

5. Please provide us with a revised Consolidated Statements of Cash Flows that complies with paragraph 28 of SFAS 95, Statement of Cash Flow, which requires “adjusting net income of a business enterprise” to arrive at “net cash provided by operating activities.”

Response: The Company will reformat its Statement of Cash Flows to begin with net income and adjust for discontinued operations as disclosed below in its quarterly report on Form 10-Q for the period ending March 31, 2006 and its Form 10-K for the year ending September 30, 2006.

	Year ended September 30,
	2005	2004	2003
Operating activities:
Net income	$5,666,262	$4,012,420	$5,126,465
Less income from discontinued operations, net of income tax expense	(6,335,044)	(7,331,137)	(5,698,546)

Loss from continuing operations, net of income tax benefit	(668,782)	(3,318,717)	(572,081)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	3,978,423	3,559,083	3,962,853
Provision for doubtful accounts	2,898,198	3,566,515	1,515,282
Amortization of deferred financing fees	241,998	185,700	85,154
Gain on early extinguishment of debt	—	—	(99,670)
Loss on retirement of equipment	—	—	332,815
Deferred income taxes	57,407	(164,107)	1,145,274
Disqualifying disposition of stock options	263,557	342,693	38,064
Nonqualified stock options	130,248	10,032	—
Compensation expense	—	359,011	—
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	(595,570)	(4,941,515)	(3,522,069)
Prepaid expenses	(215,938)	(103,878)	(35,597)
Other assets	393,839	(496,449)	(57,268)
Workers’ compensation loss fund	(97,841)	(1,693,954)	(1,632,616)
Workers’ compensation bond collateral	785,928	468,033	(928,696)
Accounts payable	1,360,676	(1,373,463)	820,900
Income taxes	(741,563)	(1,101,127)	1,823,107
Accrued compensation, insurance, liabilities, refunds and interest	(251,069)	2,959,285	1,796,313

Net cash provided by (used in) operating activities of continuing operations	7,539,511	(1,742,858)	4,671,765
Net cash provided by operating activities of discontinued operations	6,994,978	5,851,491	4,085,256

Net cash provided by operating activities	14,534,489	4,108,633	8,757,021

Investing activities:
Purchases of property and equipment	(4,368,656)	(5,049,176)	(2,555,542)
Acquisition of business	—	—	(3,781,238)

Net cash used in investing activities of continuing operations	(4,368,656)	(5,049,176)	(6,336,780)
Net cash used in investing activities of discontinued operations	(189,073)	(210,199)	(48,112)

Net cash used in investing activities	(4,557,729)	(5,259,375)	(6,384,892)
Financing activities:
Principal payments and extinguishment of long-term debt	(109,652)	(146,202)	(4,007,516)
Deferred financing fees	—	(331,320)	(295,979)
Proceeds from exercise of stock options	1,056,947	664,330	124,892

Net cash provided by (used in) financing activities of continuing operations	947,295	186,808	(4,178,603)
Net cash used in financing activities of discontinued operations	(46,856)	(47,431)	(12,423)

Net cash provided by (used in) financing activities	900,439	139,377	(4,191,026)

Increase (decrease) in cash and cash equivalents	10,877,199	(1,011,365)	(1,818,897)
Cash and cash equivalents at beginning of year	8,159,313	9,170,678	10,989,575

Cash and cash equivalents at end of year	$19,036,512	$8,159,313	$9,170,678

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,256,473	$2,344,811	$2,706,217

Cash paid for taxes	$2,656,587	$3,502,891	$428,525

Note 8 – Income Taxes, pages 64-65

Comment No. 6

6. Please provide us in disclosure-type format the disclosures required by paragraphs 45 and 47 of FAS 109 for continuing operations only, as your current disclosure includes discontinued operations.

Response: Since all income which resulted in income tax expense was derived from discontinued operations, the Company only recognized an income tax benefit for continuing operations. Paragraphs 45 and 47 of FAS 109 do not appear to require disclosure related to discontinued operations; however, the Company has provided this information as it believes it is useful to the reader of the financial statements. We have attached as Exhibit C, in a disclosure-type format, the disclosures required by Paragraphs 45 and 47 of FAS 109 for continuing operations. The table set forth on Exhibit C has been updated to show the portion of the current tax expense attributable to federal tax expense and the portion attributable to state tax expense. Please note that deferred expense has not changed as it relates to continuing operations. Exhibit C in substantially the same form will be included beginning in our Form 10-K for the year ending September 30, 2006.

Note 13 – Segments, pages 68-70

Comment No. 7

7. Please provide us in disclosure-type format the disclosures required by Paragraph 45 of FAS 142 regarding goodwill by segment.

Response: We note that Paragraph 45 of FAS 142 requires the disclosure of goodwill by segment only to the extent that there are changes in the carrying amount of goodwill and/or changes in the allocation of goodwill by reportable segment. For the years ended September 30, 2005 and 2004, there were no changes in the carrying amount of goodwill and there were no changes in the allocation of goodwill by reportable segment. In addition, we have disclosed in our segment footnote that management and the CODM does not review asset information by segment. Consequently, we did not present the goodwill by segment because management do not review this information. However, we will expand our segment footnote disclosure to include the breakdown of goodwill by segment in our quarterly report even if no changes occurred beginning with our Form 10-Q for the period ending March 31, 2006 and our Form 10-K for the year ending September 30, 2006. We have attached as Exhibit D, in a disclosure type format, the requested disclosures regarding goodwill by segment.

*****

The Exhibits attached to this letter contain the proposed additional modifications to the additional disclosure items requested in the Comment Letter. The proposed disclosure will be included in our Quarterly Report on Form 10-Q for the period ending March 31, 2006 or our Annual Report on Form 10-K for the fiscal year ending September 30, 2006, as appropriate. In addition, as you would expect, the actual disclosure included in our Quarterly Report on Form 10-Q or our Annual Report on Form 10-K may include additional information as a result of period end results and information acquired during the process of preparing our audited financial statements.

The Company believes that it has appropriately responded to each of the comments contained in the Comment Letter. The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate if any questions regarding the responses made in this letter would be communicated by telephone to Conrad D. Brooks, of this firm, at (404) 527-4972 or to the undersigned at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell
Corporate Counsel for Pediatric Services of America, Inc
McKenna Long & Aldridge LLP

cc:	Daniel J. Kohl, President and Chief Executive Officer
James M. McNeill, Chief Financial Officer

Exhibit A

Billing and Collection

We derive substantially all of our net revenue from patients who have a third party (insurance company or government) who either has contractually agreed to pay the patient’s account or is obligated to pay based on the patient’s participation in its program (i.e. Medicare or Medicaid). Net revenues from Medicaid and Medicare are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants. Revenues are recorded based on estimated net realizable amounts to be received for products or services rendered during the period. The Company’s accounting system is programmed to calculate the expected reimbursement to be received on a patient-by-patient basis based on the type of payor and the contractual terms of the payor or pre-negotiated reimbursement rates. The Company’s accounting system is updated as changes occur to reimbursement rates. The current reimbursement environment is complex, involving multiple payors with differing coverage and reimbursement policies. Our corporate reimbursement specialists work closely with the branch offices and the payors. Each specialist is responsible for ensuring the adequacy of the documentation, submitting the documentation and claims to third party payors and expediting payment.

In most cases the third party payor will not pay the entire bill and the patient becomes responsible for the portion not paid by the third party (i.e. co-payment or deductible). Once the insurance company or other third party has paid its portion of such patient’s bill, the patient becomes responsible for the remainder of the bill. After payment has been received from the respective third party, a patient receives monthly statements from the Company. The Company assesses collectability monthly of all its patients’ accounts receivable based on historical experience and emerging trends.

Management of accounts receivable, through effective billing, collection and reimbursement procedures, is critical to the financial success of healthcare service providers due to lengthy reimbursement periods. Any significant delay in reimbursement could have a material adverse effect on our financial condition.

The following table summarizes our days sales outstanding as of the dates indicated:

	As of September 30,
	2005	2004
Days sales outstanding (calculated on year to date revenue)	56	64

The reason our current year days sales outstanding decreased from the prior year is due to improved collections from Georgia Medicaid. As previously discussed in our prior SEC filings, Georgia Medicaid had significant problems “going live” with its new Multi Health Network system. Some of the problems were corrected during fiscal 2005 which improved its DSO. In addition, many payors were not compliant with HIPAA rules by the mandated implementation date of October 16, 2003. This negatively impacted our DSO during fiscal 2004. During fiscal 2005, many payors became compliant with the standard electronic billing requirements of HIPAA and our cash collections improved.

Exhibit B

Net Revenue

We derive substantially all of our net revenue from patients who have a third party (insurance company or government) who either has contractually agreed to pay the patient’s account or is obligated to pay based on the patient’s participation in its program (i.e. Medicare or Medicaid). Revenues are recorded based on estimated net realizable amounts to be received for products or services rendered during the period. The Company’s accounting system is programmed to calculate the expected reimbursement to be received on a patient-by-patient basis based on the type of payor and the contractual terms of the payor or pre-negotiated reimbursement rates. The Company’s accounting system is updated as changes occur to reimbursement rates. In certain situations, the services and products are recorded separately. In other situations, the services and products are billed and reimbursed on a per diem or contract basis whereby the insurance carrier pays us one combined amount for treatment. Because the reimbursement arrangements in these situations are based on a per diem or contract amounts, we do not maintain records that provide a breakdown between the service and product components. Substantially all of our revenue is fee for service.

Due to the nature of the healthcare industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will need to be revised or updated, with the changes recorded in subsequent periods as additional information becomes available to us. Specifically, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or settlement of account review.

We have recently received notice of a claim from one commercial payor primarily relating to our discontinued pharmacy operations. The payor claims overpayments of approximately $1.1 million. We have preliminarily reviewed the bases for the claim and believe it is substantially without merit. We are continuing to review the facts and circumstances of this particular claim, including the related documentation, and will proceed to work toward resolution of these issues. At this time, we are unable to estimate a possible loss or range of loss, if any. There can, however, be no assurance that ultimate resolution will not have a material adverse effect upon our future financial results. In addition, as described in our prior SEC filings, Georgia Medicaid’s claims processing contractor missed the original implementation date of October 1, 2002, and delayed the “go live” date until April 1, 2003 for its Multi Health Network claims processing system. Georgia Medicaid is an important customer of ours and represents approximately 11% of the Company’s annual billed revenue. The Company has made substantial progress and continues to work to resolve Georgia Medicaid receivables issues caused by the delayed and flawed implementation of Multi Health Network, including: correcting conflicts between provider numbers, categories of service, membership identification, units of measure, authorized duration of service and corresponding procedure codes within its authorization module. Based upon the information available to date, we believe we have recorded an adequate allowance against these receivable balances. As of September 30, 2005, we had no material claims, disputes or unsettled matters with third party payors except as disclosed above, nor were there any material pending settlements with third party payors.

We have developed a methodology to record the estimated net revenue as a result of the inherent time lag between certain patient treatments and input of the related information into our billing and collection system. This methodology measures relative changes in the time and overall activity level at each branch office location and aggregates these measurements to estimate the impact to consolidated net revenue. The estimated net revenue from the inherent time lag was approximately 0.5%, 0.4% and 0.7% of net revenue for fiscal years ended 2005, 2004 and 2003, respectively. Any unforeseen volatility to either the time or activity level at specific branch offices has the potential to significantly impact the estimate.

In other select cases, patient treatments may cease for a number of reasons including re-hospitalizations, changes in treatment needs or death, and a time lag may exist before this information is reflected in our billing and collection system. We have developed a methodology which measures the historical experience of all patient net revenue adjustments over a rolling four quarters and applies this methodology to reduce net revenues recognized in the current period. Included in this calculation is the reversal of revenue for patients without authorizations.

Allowance for Doubtful Accounts

In determining the adequacy of the allowance and related provision for doubtful accounts, we have developed a process that combines detailed analysis of historical collections and write-off activity with a detailed review of existing account balances meeting certain criteria and their likelihood of being collected at the amounts recorded. Co-payments are captured under the private pay category and a higher reserve percentage is applied to these balances based on historical collection patterns. This detailed review involves both the assigned Corporate Reimbursement department personnel and the respective branch office location personnel assessing each patient claim that falls within prescribed age and amount criteria. These assessments are aggregated and compared to the results of the detailed analysis of historical collections to provide additional support to management in making the estimate of the allowance for doubtful accounts. Inherent in this estimate is the risk that it will need to be revised or updated, with the changes recorded in subsequent periods, as additional information becomes available to management.

The following table provides a comparison of approximate percentages of our aging of net accounts receivable by payor for the years ended September 30, 2005 and 2004:

	September 30, 2005
	0-120 days	121-180 days	181-240 days	241-365 days	>365 days	Total
Commercial and contract insurance	30.9%	3.3%	1.9%	1.9%	0.6%	38.6%
Medicaid	24.2%	2.4%	1.4%	1.5%	1.0%	30.5%
Medicare	4.5%	0.7%	0.3%	0.3%	0.0%	5.8%
Private pay	2.3%	0.9%	0.9%	1.4%	0.6%	6.1%
Unbilled	18.0%	0.6%	0.2%	0.1%	0.1%	19.0%

Total net accounts receivable	79.9%	7.9%	4.7%	5.2%	2.3%	100.0%

	September 30, 2004
	0-120 days	121-180 days	181-240 days	241-365 days	>365 days	Total
Commercial and contract insurance	29.5%	3.9%	2.3%	2.8%	1.0%	39.5%
Medicaid	23.5%	2.6%	2.0%	2.6%	2.2%	32.9%
Medicare	5.4%	0.6%	0.5%	0.5%	0.0%	7.0%
Private pay	1.9%	0.7%	0.7%	1.2%	0.2%	4.7%
Unbilled	14.7%	0.7%	0.3%	0.1%	0.1%	15.9%

Total net accounts receivable	75.0%	8.5%	5.8%	7.2%	3.5%	100.0%

Exhibit C

The income tax expense (benefit) for the years ended September 30, 2005, 2004 and 2003 is summarized below:

	2005	2004	2003
Current:
Federal	$(1,345,034)	$(1,315,905)	$(951,805)
State	(348,851)	(574,880)	(362,839)

	(1,693,885)	(1,890,785)	(1,314,644)

Deferred:
Federal	431,262	(146,833)	1,024,719
State	(373,853)	(17,274)	120,555

	57,409	(164,107)	1,145,274

Net tax benefit continuing operations	$(1,636,476)	$(2,054,892)	$(169,370)

Net tax expense discontinued operations	$3,985,155	$4,493,278	$3,492,658

A reconciliation of the income tax benefit related to the statutory federal income tax rate is as follows:

	2005	2004	2003
Statutory federal income tax rate of 34% applied to pre-tax income	$(783,788)	$(1,827,027)	$(252,093)
State income taxes, net of federal tax benefit	(104,071)	(209,508)	(29,659)
State income tax examination adjustment	186,000	—	—
Effect of change in state income tax effective rate on deferred items	(304,560)	—	—
Change in valuation allowance	(321,333)	(244,851)	—
Effect of permanent differences	(115,564)	225,159	55,354
Change in reserve	(207,000)	—	—
Other, net	13,840	1,335	57,028

Net tax benefit continuing operations	$(1,636,476)	$(2,054,892)	$(169,370)

Exhibit D

	Goodwill September 30,
	2005	2004
Nursing	17,875,524	17,875,524
PPEC	735,055	735,055
RTES	7,282,194	7,282,194

Total	25,892,773	25,892,773